August 20, 2009

William Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re: PG&E Corporation
                      Pacific Gas and Electric Company
                      Forms 10-K for Fiscal Year Ended December 31, 2008
                      Filed February 24, 2009
                      File Nos. 1-12609 and 1-2348

Dear Mr. Thompson:

This letter sets forth the response of PG&E Corporation and Pacific Gas and Electric Company (the “Utility”) to the comments set forth in the letter of the Staff of the Securities and Exchange Commission (“the Staff”) dated July 21, 2009 in connection with PG&E Corporation and the Utility’s joint Annual Report on Forms 10-K for the fiscal year ended December 31, 2008.

Form 10-K For the Fiscal Year Ended December 31, 2008

Exhibit 13

Consolidated Financial Statements, page 46

Notes to the Consolidated Financial Statements, page 57

1.
Please describe the most significant restrictions on the payment of dividends by PG&E Corporation and Pacific Gas and Electric Company and the amount of retained earnings or net income of each company restricted or free of restrictions.  Refer to Rule 4-08(e)(1) of Regulation S-X.  In addition, please disclose the amount of restricted net assets, as defined in Rule 4-08(3) of Regulation S-X, of Pacific Gas and Electric Company as of the end of the most recently completed fiscal year.  Refer to paragraph Rule 4-08(e)(3)(ii) of Regulation S-X.

Response

PG&E Corporation and the Utility each have a revolving credit facility that requires the company to maintain a ratio of consolidated total debt to consolidated capitalization of at most 65%.  This covenant is considered to be a restriction on the payment of dividends since neither company can declare dividends if the resulting decrease in retained earnings would cause the ratio of consolidated total debt to consolidated capitalization to exceed 65%.  Based on the calculation of this ratio for each company, no amount of PG&E Corporation’s retained earnings and $1.7 billion of the Utility’s retained earnings was subject to this restriction at December 31, 2008.

In addition, the Utility’s capital structure, as authorized by the California Public Utilities Commission (“CPUC”), requires the Utility to maintain on average at least a 52% equity component each year from 2008 through 2010.  Based on the actual levels of retained earnings and the minimum levels of retained earnings required to maintain an average of at least a 52% equity component during 2008, no amount of the Utility’s retained earnings was subject to this restriction at December 31, 2008.

Rule 4-08(e)(1) of Regulation S-X requires disclosure of the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions in the notes to the financial statements.  In future filings, beginning with the Annual Report for the year ending December 31, 2009, we will include the following disclosure in the Notes of the Consolidated Financial Statements (using December 31, 2008 information for illustrative purposes).

PG&E Corporation and the Utility each have a revolving credit facility that requires the company to maintain a ratio of consolidated total debt to consolidated capitalization of at most 65%.  This covenant is considered to be a restriction on the payment of dividends since neither company can declare dividends if the resulting decrease in retained earnings would cause the ratio of consolidated total debt to consolidated capitalization to exceed 65%. Based on the calculation of this ratio for each company, no amount of PG&E Corporation’s retained earnings and $1.7 billion of the Utility’s retained earnings was subject to this restriction at December 31, 2008.

In addition, the Utility has a CPUC-authorized capital structure that requires the company to maintain on average at least a 52% equity component each year from 2008 through 2010.  Based on the actual levels of retained earnings and the minimum levels of retained earnings required to maintain an average of at least a 52% equity component during 2009, no amount of the Utility’s retained earnings was subject to this restriction at December 31, 2008.

Rule 4-08(e)(3) of Regulation S-X requires certain disclosures when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  As described above, the covenant to maintain a 65% consolidated total debt to consolidated capitalization ratio subjects $1.7 billion of the Utility’s retained earnings (i.e., net assets) to restriction, which is less than 25% of PG&E Corporation’s net assets ($9.8 billion).  Therefore, the disclosures in Rule 4-08(3)(i) and (ii) of Regulation S-X are not required.

Note 9.  Earnings Per Share, page 74

2.
It appears that use of the if-converted method for the convertible subordinated notes in computing diluted earnings per share would be dilutive to your basic earnings per share computations using the two-class method.  Please provide us with an analysis showing dividends paid to common stockholders and the participating convertible notes and your allocations of undistributed income available to common shareholders to common stockholders and participating securities for each year.  If the use of the if-converted method is anti-dilutive please show us your computations for each year.  Refer to Issue 6 of EITF 03-6.

Response

The participating convertible subordinated notes (“participating securities”) may be converted at any time into shares of PG&E Corporation common stock, at a conversion price of $15.09 per share.  Holders of the participating securities are entitled to participate in dividends on a 1:1 per common share equivalent1 ratio with common stock (“dividend participation rights”).

The dividend participation rights are embedded derivative instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivatives and Hedging Activities” and are bifurcated from the participating securities and recorded at fair value in PG&E Corporation’s Consolidated Financial Statements.  The fair value of the embedded derivative, representing the present value of expected dividend payments to holders of the participating securities through maturity, is recognized as a liability on PG&E Corporation’s Consolidated Balance Sheet.  Changes in fair value of the embedded derivative are recognized in PG&E Corporation’s Consolidated Statement of Income in the corresponding period.  The payment of "pass-through dividends" is recognized as a reduction to the derivative liability.

PG&E Corporation paid dividends (and dividend equivalents) per share (and common share equivalents) of $1.53, $1.41, and $1.32 during 2008, 2007, and 2006, respectively.  The following table identifies the total dividends and dividend equivalents paid to common shareholders and the holders of participating securities for each year.

1 Common share equivalent is determined by dividing the principal amount of the participating securities by the conversion price.

Dividend and Dividend Equivalents Paid
	2008	2007	2006
Dividends paid to common shareholders	$545	$494	$456
Dividend equivalents paid to holders of participating securities	$28	$26	$24

PG&E Corporation declared dividends (and dividend equivalents) per share (and common share equivalents) of $1.56, $1.44, and $1.32 during 2008, 2007, and 2006, respectively.  The following table identifies the total dividends and dividend equivalents declared to common shareholders and the holders of participating securities for each year.

Dividend and Dividend Equivalents Declared
	2008	2007	2006
Dividends declared to common shareholders	$560	$508	$460
Dividend equivalents declared to holders of participating securities	$29	$27	$24

Undistributed income available to common shareholders is allocated to common shares and participating securities on a 1:1 basis.  The following table identifies the allocation of undistributed income available to common shareholders allocated to common shares and participating securities.

Allocation of Income Available to Common Shareholders to Common Shares and Participating Securities
	2008	2007	2006
Weighted average common shares outstanding (A)	357	351	346
Common share equivalents of participating securities (B)	19	19	19
Total weighted average common shares outstanding and common share equivalents (C)	376	370	365

Undistributed income available to common shareholders (D)	$778	$498	$531
Undistributed income per share (or share equivalent) (D / C = E )	$2.07	$1.35	$1.45
Undistributed income allocated to common shares (A*E)	$738	$473	$504
Undistributed income allocated to participating securities (B*E)	$40	$25	$27

Issue 6 of Emerging Issues Task Force No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128” confirms that convertible participating securities should be included in the computation of diluted EPS using the if-converted method required by SFAS No. 128 “Earnings Per Share” (“SFAS 128”), unless using the if-converted method would be anti-dilutive.

We determined that the participating securities would be dilutive to basic EPS using the if-converted method for the years ended December 31, 2008 and 2007.  There is no impact to diluted EPS using the if-converted method for the year ended December 31, 2006.

The following illustrates our revised diluted EPS computation:

PG&E Corporation
Diluted EPS Computation

(in millions, except share amounts)	Year ended December 31,
	2008	2007	2006
Numerator:
Income Available for Common Shareholders	$1,338	$1,006	$991
Addback: Unrealized loss on derivative(1)	8	9	12
Addback: Interest expense(2)	29	29	29
Total adjustments:	37	38	41
Less: Tax impact of adjustments at 40.746%	(15)	(15)	(17)
Total adjustment to the numerator	22	23	24
Income Available for Common Shareholders and Assumed Conversion	$1,360	$1,029	$1,015
Denominator:
Weighted average common shares outstanding	357	351	346
Common share equivalents of participating securities(3)	19	19	19
Employee share-based compensation and accelerated share repurchases	1	2	3
Dilutive potential common shares	377	372	368
Earnings per Common Share, Diluted	$3.61	$2.76	$2.76
Earnings per Common Share, Diluted (as reported)	$3.63	$2.78	$2.76
Difference	$(0.02)	$(0.02)	$-

(1) The numerator is adjusted for the unrealized loss recognized during the year due to changes in fair value of the embedded derivative that would have been avoided if the participating securities were converted as of the beginning of the respective year.

(2) The numerator is adjusted for interest expense related to the participating securities that would have been avoided had the participating securities been converted at the beginning of the respective year.

(3) The denominator is adjusted for the common share equivalents.

We evaluated the revision to diluted EPS in accordance with SEC Staff Accounting Bulletin No. 99 “Materiality” and concluded the error is not material to the financial statements.  We gave consideration to the following qualitative and quantitative factors in determining whether the error is material:

1.	The error is not quantitatively material. The error resulted in a $0.02 overstatement of diluted EPS, representing less than 1% of diluted EPS as reported in 2008 and 2007.
2.	The error is not qualitatively material. The error does not:
•	Mask a change in earnings trends;
•	Change a loss into income;
•	Affect compliance with regulatory compliance or debt covenants;
•	Involve concealment of an unlawful transaction.

Additionally, the error was not the result of an attempt to manage earnings.

We also computed the impact of the if-converted method on diluted EPS for each quarterly period in 2008 and 2009.  Consistent with the discussion above, we concluded the error was qualitatively and quantitatively immaterial to each period.

In future filings, beginning with the Form 10-Q for the quarterly period ending September 30, 2009, we will disclose diluted EPS, including the dilutive impacts of the participating securities using the if-converted method.

In connection with our response to the Staff’s comments, we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2008;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended December 31, 2008; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (415) 267-7154.

Sincerely,

/s/ STEPHEN J.  CAIRNS

Stephen J. Cairns
Vice President and Controller
PG&E Corporation
Pacific Gas and Electric Company